
02038318


SEC MAIL
RECEIVED
PROCESSING
MAY 28 2002
WASH. D.C.
152
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20509

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For May 24, 2002

CHAI-NA-TA CORP.
5965 205A Street
Langley, British Columbia
V3A 8C4

REPORT

This Form 6-K consists of:

- Our Annual Report for 2001
- Our confirmation of mailing our annual report to our shareholders of record
- Our news release dated May 8, 2002, titled "Chai-Na-Ta Reports 2002 First Quarter Results"
- Our 2001 Form 20F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

"WILMAN WONG"

Wilman Wong
Chief Financial Officer/Corporate Secretary